AGREEMENT AND PLAN OF EXCHANGE

BY AND AMONG

SOFTWARE EFFECTIVE SOLUTIONS CORP.

AND

MEDCANA, INC.

OCTOBER 25, 2021

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Exchange (this “Agreement”) is entered into as October 25, 2021, by and among Software Effective Solutions, Inc. a Louisiana corporation (“Software Effective Solutions”) and MEDCANA, Inc., a Nevada corporation (“Medcana”).

W I T N E S E T H

WHEREAS, the Boards of Directors of Software Effective Solutions Corp., and Medcana have determined that it is in the best interests of such corporations and their respective stockholders to consummate the exchange of Medcana business interests with and into Software Effective Solutions, with Software Effective Solutions as the beneficial corporation (the “Exchange”);

WHEREAS, the stockholders of Medcana have approved this Agreement, the Exchange and the transactions contemplated by this Agreement pursuant to action taken by written consent in accordance with the requirements of the Nevada Revised Statutes (“NRS”) and the Bylaws of Medcana;

WHEREAS, the stockholders of Software Effective Solutions have approved this Agreement, the Exchange and the transactions contemplated by this Agreement pursuant to action taken by written consent in accordance with the requirements of the Louisiana Revised Statutes (“LLRS”) and the Bylaws of Software Effective Solutions;

WHEREAS, pursuant to the Exchange, among other things, the outstanding shares of common stock of Medcana shall be converted into the right to receive upon the Effective Time (as hereinafter defined) the Merger Consideration (as hereinafter defined);

WHEREAS, the parties to this Agreement intend to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder, and intend that the Exchange and the transactions contemplated by this Agreement be undertaken pursuant to that plan; and

WHEREAS, the parties to this Agreement intend that the Exchange qualify as a “reorganization,” within the meaning of Section 368(a) of the Code, and that Medcana and Software Effective Solutions will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the Exchange.

NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

As used herein, the following terms shall have the following meanings (such meaning to be equally applicable to both the singular and plural forms of the terms defined):

“Affiliate” has the meaning as defined in Rule 12b-2 promulgated under the Exchange Act, as such regulation is in effect on the date hereof.

“Closing” shall have the meaning as set forth in Section 2.1(c) hereof.

“Closing Date” shall have the meaning as set forth in Section 2.1(c) hereof.

“Code” has the meaning ascribed thereto in the preambles to this Agreement.

“Convertible Debt Instruments” shall have the meaning as set forth in Section 2.2(f) hereof.

“Certificate of Merger/Exchange” shall mean the certificate of merger/exchange in substantially the form attached hereto as Exhibit A.

“LLRS” has the meaning ascribed thereto in the preambles to this Agreement.

“Effective Date” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Effective Time” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Escrow Agreement” means the Amended and Restated Escrow Agreement dated the 25th  day of October, 2021, by and among Jose Gabriel Diaz (as the authorized agent for the stockholders of Software Effective Solutions), and Mathew McMurrdo, Esq. (as escrow agent)

“Evaluation Material” shall have the meaning ascribed thereto in Section 5.2(a).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“Exchange Rate” means one for one (1:1).

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time.

“Knowledge” means, with respect to an individual, that such individual is actually aware of a particular fact or other matter, with no obligation to conduct any inquiry or other investigation to determine the accuracy of such fact or other matter. A Person other than an individual shall be deemed to have Knowledge of a particular fact or other matter if the officers, directors or other management personnel of such Person have Knowledge of such fact or other matter.

“Software Effective Solutions Common Stock” means the common stock, par value $0.001, of Software Effective Solutions.

“Software Effective Solutions Insiders” shall have the meaning as set forth in Section 4.9 hereof.

“Software Effective Solutions Returns” shall have the meaning as set forth in Section 4.7(a) hereof.

“Software Effective Solutions SEC Filings” shall have the meaning ascribed thereto in Section 4.4.

“Software Effective Solutions 10-Q Reports” shall have the meaning ascribed thereto in Section 4.4.

“Software Effective Solutions 10-K Report” shall have the meaning ascribed thereto in Section 4.4.

“Exchange” shall have the meaning ascribed thereto in the preambles of this Agreement.

“Exchange Consideration” means the shares of Software Effective Solutions Common Stock issuable in connection with the Exchange to the holders of Medcana Common Stock, based on the Exchange Rate.

“Articles of Merger/Exchange” shall mean the articles of exchange in substantially the form attached hereto as Exhibit B.

“Options” shall have the meaning as set forth in Section 2.2(d) hereof.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, governmental authority, or other entity.

“Representatives” shall have the meaning ascribed thereto in Section 5.2(a).

“Requisite Software Effective Solutions Stockholder Vote” shall have the meaning ascribed thereto in Section 4.2.

“Requisite Medcana Stockholder Vote” shall have the meaning ascribed thereto in Section 3.2.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Stock Option Plan” shall have the meaning as set forth in Section 2.2(d) hereof.

“Subsidiary” shall mean, with respect to any Person, (i) each Person in which such Person owns directly or indirectly fifty percent (50%) or more of the voting securities and (ii) any other Person which such Person controls through management, policies, contract or otherwise, and shall, in each case, unless otherwise indicated, be deemed to refer to both direct and indirect subsidiaries of such Person.

“Surviving Company” shall have the meaning ascribed thereto in Article II.

“Tax” or “Taxes” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, environmental taxes, customs duties, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, workers’ compensation, employment-related insurance, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other governmental tax, fee, assessment or charge of any kind whatsoever including any interest, penalties or additions to any Tax or additional amounts in respect of the foregoing.

“Warrants” shall have the meaning as set forth in Section 2.2(e) hereof.

“Medcana Common Stock” shall mean the common stock, par value $0.001 per share, of Medcana Inc.

ARTICLE II

EXCHANGE

Subject to the satisfaction or waiver of the conditions in Article VI, at the Effective Time, (i) Medcana will exchange its business and on-going concern with and into Software Effective Solutions, and (ii) Medcana will become a Subsidiary of Software Effective Solutions. The term “Surviving Company” as used herein shall mean Software Effective Solutions, after giving effect to the Merger. The Exchange will be affected pursuant to (i) the Nevada Certificate of Merger/Exchange in accordance with the provisions of, and with the effect provided in, Section 252 of the LLRS and (ii) the Louisiana Articles of Merger (Exchange) in accordance with the provisions of, and with the effect provided in, Section 92A.100 of the NRS.

2.1 Closing; Effects of Exchange.

(a) From and after the Effective Time and until further amended in accordance with law, (i) the Articles of Incorporation of Software Effective Solutions as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Beneficial Company, and (ii) the Bylaws of Software Effective Solutions as in effect immediately prior to the Effective Time shall be the Bylaws of the Beneficial Company.

(b) Software Effective Solutions and Medcana, respectively, shall each use its best efforts to take all such action as may be necessary or appropriate to effectuate the Exchange in accordance with the LLRS and the NRS at the Effective Time. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Beneficial Company with full right, title and possession to all properties, rights and privileges of either Software Effective Solutions or Medcana, the officers of the Beneficial Company are fully authorized in the name of Software Effective Solutions and Medcana or otherwise to take, and shall take, all such lawful and necessary action.

(c) Subject to the satisfaction or waiver of the conditions in Article VI, the closing (the “Closing”) of the transactions contemplated hereby shall take place on or before February 28, 2022 (the “Closing Date”), at the offices of Jose Gabriel Diaz, or such other time and place as Software Effective Solutions and Medcana mutually agree at the earliest practicable time after the satisfaction or waiver of the conditions in Article VI.

(d) Upon confirmation that all documents to effect the Exchange are in order, (1) Medcana and Jose Gabriel Diaz (as the authorized agent for the stockholders of Software Effective Solutions under the Escrow Agreement) will make arrangements for immediate payment to the Software Effective Solutions stockholders or their designees of the sum of $10,000 (non - refundable down payment) to the Software Effective Solutions stockholders or their designees pursuant to the Escrow Agreement), and (2) Software Effective Solutions and Medcana will make arrangements for immediate payment to the Software Effective Solutions stockholders or their designees of the sum of $300,000 ( Three Hundred Thousand US D) on or before the Closing Date above therein. (February 28, 2022) from funds residing in the client trust account for Software Effective Solutions, Corp for payment reflecting the control block shares.  The payment authorizations will be formalized by signed written directions signed by each of Software Effective Solutions, and Jose Gabriel Diaz, and Medcana, as appropriate.

(e) On the Closing Date, to effect the Exchange, the parties hereto will cause the Nevada Certificate of Merger (Exchange) to be executed and filed with the Nevada Secretary of State in accordance with the NRS, and will cause the Louisiana Articles of Merger (Exchange) to be executed and filed with the Louisiana Secretary of State in accordance with the LLRS. The Exchange shall be effective when both the Nevada Certificate of Merger (Exchange) is filed with the Nevada Secretary of State and the Louisiana Articles of Merger (Exchange) are filed with the Louisiana Secretary of State (the “Effective Time”). As used herein, the term “Effective Date” shall mean the date on which the Nevada Certificate of Merger is filed with the Nevada Secretary of State and the Louisiana Articles of Merger (Exchange) are filed with the Louisiana Secretary of State.

(f) As of the Effective Time, the parties hereto will cause the assets and liabilities of Medcana received by Software Effective Solutions as a result of the Exchange, save and except the assets which are to be paid to Software Effective Solutions stockholders or their designees, to be contributed to Medcana.

2.2 Effect on Medcana Capital Stock and Software Effective Solutions Corp. Capital Stock. To effectuate the Exchange, and subject to the terms and conditions of this Agreement, at the Effective Time:

(a) Each share of Software Effective Solutions Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be exchangeable for cash, in the aggregate amount of $300,000.

(b) Following the cash distribution in section 2.2(a) above converted from Medcana Inc. to Software Effective Solutions, Inc. 45,000,000 million shares of Software Effective Solutions Common Stock shall also be issued to MedCana’s Consulting Service Provider, The total sum of new share issuances to both parties is 45 million Common Stock and subject to Rule 144 restrictions.

(c) Holders of Medcana Common Stock will receive shares of Software Effective Solutions Common Stock. All shares of Medcana Common Stock issued and outstanding immediately prior to the Effective Time will be exchangeable for shares of Software Effective Solutions Common Stock, based on the Exchange Rate, as follows: (i) all shares of Medcana shall be issued in the name of MedCana Inc. which are issued under Rule 144 restrictions. , shall be distributed to the Medcana stockholders, pro rata to their ownership of Medcana Common Stock, and (ii) an additional newly-issued shares of restricted Software Effective Solutions Common Stock shall be distributed to the Medcana stockholders, pro rata to their ownership of Medcana Common Stock.

(f) At the Effective Date, Software Effective Solutions shall assume all of Medcana’s rights and obligations under the convertible debt instruments issued by Medcana prior to the Effective Date, to the extent such convertible debt instruments have not been converted prior to the Effective Date (“Convertible Debt Instruments”). From and after the Effective Time, each Convertible Debt Instrument shall evidence the right to receive, upon conversion, a number of whole and fractional shares of Software Effective Solutions Common Stock equal to the number of shares of Medcana Common Stock into which such Convertible Debt Instrument is convertible immediately prior to the Effective Date, and (ii) all references in the Convertible Debt Instruments to “Medcana Inc.” (or “Company”) and “Common Stock” shall be deemed to be references to Software Effective Solutions and Software Effective Solutions Common Stock, respectively, after giving effect to the adjustment in this sentence.

2.3 Rights of Holders of Medcana Common Stock. On and after the Effective Date and until surrendered for exchange, each outstanding stock certificate that immediately prior to the Effective Date represented shares of Medcana Common Stock shall be deemed for all purposes, to evidence ownership of and to represent the number of whole and fractional shares of Software Effective Solutions Common Stock into which such shares of Medcana Common Stock shall have been exchanged pursuant to Section 2.2(c) above. For purposes of the exchange of such certificates of Medcana Common Stock, Software Effective Solutions and its transfer agent may rely conclusively upon the record of stockholders maintained by Medcana (through its transfer agent), containing the names and addresses of the holders of record of Medcana Common Stock on the Effective Date. The record holder of each such outstanding certificate representing shares of Medcana Common Stock, shall, after the Effective Date, be entitled to vote the shares of Software Effective Solutions Common Stock on any matters on which the holders of record of Software Effective Solutions Common Stock, as of any date subsequent to the Effective Date, shall be entitled to vote.

2.4 Procedure for Exchange of MedCana Common Stock.

(a) After the Effective Time, holders of certificates theretofore evidencing outstanding, 45,000,000 (forty-five million Shares of Medcana Common Stock, shall be automatically entitled to receive certificates representing the number of shares of Software Effective Solutions Common Stock into which shares of Medcana Common Stock theretofore represented by the certificates are exchangeable as provided in Section 2.2(c) above. The holders of certificates evidencing outstanding shares of Medcana Common Stock need not surrender their certificates. After the Effective Time, each certificate evidencing Medcana Common Stock shall be canceled. All shares of Software Effective Solutions Common Stock issued (in exchange) for Medcana Common Stock in accordance with the above terms and conditions shall be deemed to have been issued (in exchange) and paid in full satisfaction of all rights pertaining to such shares of Medcana Common Stock.

(b) Any restricted shares of Software Effective Solutions Common Stock issued (in exchange) in the Exchange will not be transferable except (1) pursuant to an effective registration statement under the Securities Act or (2) upon receipt by Software Effective Solutions of a written opinion of counsel reasonably satisfactory to Software Effective Solutions to the effect that the proposed transfer is exempt from the registration requirements of the Securities Act and relevant state securities laws.

(c) In the event any certificate for Medcana Common Stock shall have been lost, stolen or destroyed, Software Effective Solutions shall issue in exchange for such lost, stolen or destroyed certificate, promptly following its receipt of an affidavit of that fact by the holder thereof, such shares of Software Effective Solutions Common Stock as may be required pursuant to this Agreement; provided, however, that Software Effective Solutions, in its discretion and as a condition precedent to the issuance thereof, may require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Software Effective Solutions or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

2.5 Directors and Officers of Software Effective Solutions. At the Closing, the sole member of the Board of Directors of Software Effective Solutions (Jose Gabriel Diaz) shall stay on as director. Further, at the Closing, the sole officer of MedCana immediately prior to the Closing (Jose Gabriel Diaz) shall maintain as the last officer on the most recent Annual List Report. Immediately prior to such director and officer is re-stated, Jose Gabriel Diaz (in his capacity as majority stockholder of Software Effective Solutions) shall elect to the Board of Directors of Software Effective Solutions the persons specified by Medcana [insert any new officers MEDCANA wish to add after the exchange]), which election shall be effective upon the Effective Time. The newly-appointed directors of Software Effective Solutions shall elect a new slate of officers, and shall hold office for the term specified in, and subject to the provisions contained in, the Articles of Incorporation and Bylaws of Software Effective Solutions and applicable law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MEDCANA

Medcana hereby represents and warrants to Software Effective Solutions as follows (with all references in this Article III to Medcana, to include Medcana’s Subsidiaries):

3.1 Organization and Qualification. Medcana is, and on the Effective Date will be, a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has the requisite corporate power to carry on its business as now conducted.

3.2 Authority Relative to this Agreement. The execution and delivery of this Agreement by Medcana and the consummation by Medcana of the transactions contemplated hereby have been duly authorized by the Board of Directors of Medcana and, except for approval of this Agreement and the Merger by the requisite vote or consent of Medcana’s stockholders (the “Requisite Medcana Stockholder Vote”), no other corporate proceedings on the part of Medcana are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Medcana and, assuming it is a valid and binding obligation of Software Effective Solutions and Medcana, constitutes a valid and binding obligation of Medcana enforceable in accordance with its terms except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SOFTWARE EFFECTIVE SOLUTIONS CORP

Software Effective Solutions hereby represents and warrants to Medcana as follows:

4.1 Organization and Qualification. Software Effective Solutions is, and on the Effective Date will be, a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana, and has the requisite corporate power to carry on its business as now conducted. The copies of the Articles of Incorporation and Bylaws of Software Effective Solutions that have been made available to Medcana prior to the date of this Agreement are correct and complete copies of such documents as in effect as of the date hereof, and shall be in effect on the Effective Date. Software Effective Solutions is, and on the Effective Date will be, licensed or qualified to do business in every jurisdiction which the nature of its business or its ownership of property requires it to be licensed or qualified.

4.2 Authority Relative to this Agreement; Non-Contravention. The execution and delivery of this Agreement by Software Effective Solutions and the consummation by Software Effective Solutions of the transactions contemplated hereby have been duly authorized by the Board of Directors of Software Effective Solutions and, except for approval of this Agreement and the Merger by the requisite vote or consent of Software Effective Solutions’s stockholders (the “Requisite Software Effective Solutions Stockholder Vote”), no other corporate proceedings on the part of Software Effective Solutions are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Software Effective Solutions and, assuming it is a valid and binding obligation of Medcana, constitutes a valid and binding obligation of Software Effective Solutions enforceable in accordance with its terms except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally. Software Effective Solutions is not subject to, or obligated under, any provision of (a) its Articles of Incorporation or Bylaws, (b) any agreement, arrangement or understanding, (c) any license, franchise or permit, or (d) any law, regulation, order, judgment or decree, which would conflict with, be breached or violated, or in respect of which a right of termination or acceleration or any security interest, charge or encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. Except for the filing of the Nevada Certificate of Merger (Exchange) with the Nevada Secretary of State, the filing of the Louisiana Articles of Merger(Exchange)  with the Louisiana Secretary of State, and the filing with the OTCMARKETS/SEC of Current Reports on Form 8-K or a statement of Material Event with respect to the execution and closing of this Agreement, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Software Effective Solutions for the consummation by Software Effective Solutions of the transactions contemplated by this Agreement.

4.3 Capitalization.

(a) The authorized, issued and outstanding shares of capital stock of Software Effective Solutions as of the date hereof are correctly set forth on Schedule 4.3(a), and shall remain as set forth on Schedule 4.3(a) up to the Effective Date. The issued and outstanding shares of capital stock of Software Effective Solutions are, and on the Effective Date will be, duly authorized, validly issued, fully paid and non-assessable and not issued in violation of any preemptive rights. Software Effective Solutions has, and on the Effective Date will have, no other equity securities or securities containing any equity features authorized, issued or outstanding. There are no agreements or other rights or arrangements existing which provide for the sale or issuance of capital stock by Software Effective Solutions and there are no rights, subscriptions, warrants, options, conversion rights or agreements of any kind outstanding to purchase or otherwise acquire from Software Effective Solutions any shares of capital stock or other securities of Software Effective Solutions of any kind, and there will not be any such agreements prior to or on the Effective Date. There are, and on the Effective Date there will be, no agreements or other obligations (contingent or otherwise) which may require Software Effective Solutions to repurchase or otherwise acquire any shares of its capital stock.

(b) Software Effective Solutions is not a party to, and there do not exist, any voting trusts, proxies, or other contracts with respect to the voting of shares of capital stock of Software Effective Solutions.

4.4 Exchange Act Reports. Prior to the date of this Agreement, Software Effective Solutions has made available to Medcana complete and accurate copies of (a) Software Effective Solutions’s Annual Report, its Louisiana state filings, and OTCMarkets public financial disclosure, or equivalent of a Form 10-K for the most recent fiscal year ( the “Software Effective Solutions 10-K Report”), as filed with the SEC and (b) all Quarterly Reports on Form 10-Q, as filed with the SEC and or OTC Markets after October 15, 2021, including the Form 10-Q for the quarterly period ended January 31, 2021 (the “Software Effective Solutions 10-Q Reports” and, together with the Software Effective Solutions 10-K Report, the “Software Effective Solutions SEC Filings”). As of their respective dates, each of the Software Effective Solutions SEC Filings (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable rules and regulations of the SEC. The financial statements (including footnotes thereto) included in or incorporated by reference into the Software Effective Solutions 10-K Report were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as otherwise noted therein) and fairly present, in all material respects, the financial condition of Software Effective Solutions as of the date thereof and results of operations for the periods referred to therein.

Equivalents of Disclosure are OTC Markets public Disclosure service for Software Effective Solution, locatable by searching for the Disclosures for the ticker symbol SWFJ.

4.5 Litigation. As of the date hereof, there are no actions, suits, proceedings, orders or investigations pending or, to the Knowledge of Software Effective Solutions, threatened against Software Effective Solutions, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

4.6 Subsidiaries. Software Effective Solutions does not, and with the sole exception of Medcana, on the Effective Date will not own any stock, partnership interest, joint venture interest or any other security or ownership interest issued by any other Person.

4.7 Tax Matters.

(a) (i) Prior to the date of this Agreement, Software Effective Solutions has made available to Medcana complete and accurate copies of , and Software Effective Solutions has timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns, and statements, including any schedules and amendments to such documents (“Software Effective Solutions Returns”), required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any taxing authority having jurisdiction; (ii) all such Software Effective Solutions Returns are complete and accurate in all material respects; (iii) Software Effective Solutions has timely and properly paid (or has had paid on its behalf) all Taxes required to be paid by it; (iv) Software Effective Solutions has established on the Software Effective Solutions Latest Balance Sheet, in accordance with GAAP, reserves that are adequate for the payment of any Taxes not yet paid; (v) Software Effective Solutions has complied with all applicable laws, rules, and regulations relating to the collection or withholding of Taxes from third parties (including without limitation employees) and the payment thereof (including, without limitation, withholding of Taxes under Sections 1441 and 1442 of the Code, or similar provisions under any foreign laws).

(b) There are no liens for Taxes upon any assets of Software Effective Solutions, except liens for Taxes not yet due.

(c) No deficiency for any Taxes has been asserted, assessed or, to Software Effective Solutions’s Knowledge, proposed against Software Effective Solutions that has not been resolved and paid in full or is not being contested in good faith. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Software Effective Solutions Returns, nor is any such Tax audit or other proceeding pending, nor has there been any notice to Software Effective Solutions by any Taxing authority regarding any such Tax audit or other proceeding, or, to the Knowledge of Software Effective Solutions, is any such Tax audit or other proceeding threatened with regard to any Taxes or Software Effective Solutions Returns. Software Effective Solutions does not expect the assessment of any additional Taxes of Software Effective Solutions for any period prior to the date hereof and has no Knowledge of any unresolved questions, claims or disputes concerning the liability for Taxes of Software Effective Solutions which would exceed the estimated reserves established on its books and records.

4.8 Contracts and Commitments.

(a) Software Effective Solutions is not a party to any of the following, whether oral or written, which are currently in effect, and which relate to the operation of Software Effective Solutions’s business: (i) collective bargaining agreement or contract with any labor union; (ii) bonus, pension, profit sharing, retirement or other form of deferred compensation plan; (iii) hospitalization insurance or other welfare benefit plan or practice, whether formal or informal; (iv) stock purchase or stock option plan; (v) with the exception of Jose Gabriel Diaz and A X Tang’s consulting agreement (Dated July 26 2021), contract for the employment of any officer, individual employee or other person on a full-time or consulting basis or relating to severance pay for any such person; (vi) confidentiality agreement; (vii) contract, agreement or understanding relating to the voting of Software Effective Solutions Common Stock or the election of directors of Software Effective Solutions; (viii) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a lien on any of the assets of Software Effective Solutions; (ix) guaranty of any obligation for borrowed money or otherwise; (x) lease or agreement under which Software Effective Solutions is lessee of, or holds or operates any property, real or personal, owned by any other party; (xi) lease or agreement under which Software Effective Solutions is lessor of, or permits any third party to hold or operate, any property, real or personal; (xii) contract which prohibits Software Effective Solutions from freely engaging in business anywhere in the world; or (xiii) contracts, understandings, arrangements or commitments with respect to the use by Software Effective Solutions of Intellectual Property of others.

(b) To Software Effective Solutions’s Knowledge, Software Effective Solutions has performed all obligations required to be performed by Software Effective Solutions in connection with all contracts, understandings, arrangements and commitments to which Medcana is a party and is not in receipt of any claim of default under any such contract, understanding, arrangement or commitment.

4.9 Affiliate Transactions. With the exception of A X Tang’s and K Halvorson’s July 26, 2021 consulting agreements, no officer, director or employee of Software Effective Solutions, or any member of the immediate family of any such officer, director or employee, or any entity in which any of such persons owns any beneficial interest (collectively “Software Effective Solutions Insiders”), has any agreement with Software Effective Solutions or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of Software Effective Solutions. As of the Effective Date, Software Effective Solutions will not be indebted to any Software Effective Solutions Insider.

4.10 Compliance with Laws. Software Effective Solutions has complied with all applicable laws, regulations and other requirements, including, but not limited to, federal, state, local and foreign laws, ordinances, rules, regulations, and no claims have been filed against Software Effective Solutions, and Software Effective Solutions has not received any notice, alleging a violation of any laws, regulations or other requirements.

4.11 Books and Records. The books of account, minute books, stock record books, and other records of Software Effective Solutions, complete copies of which have been made available to Medcana, have been properly kept and contain no inaccuracies. At the Closing, all of Software Effective Solutions’ records will be in the possession of Software Effective Solutions.

4.12 Real Property. Software Effective Solutions does not own any real property.

4.13 Insurance. Software Effective Solutions has no insurance policies.

4.14 No Undisclosed Liabilities. As of the Closing Date, Software Effective Solutions has no liabilities (whether accrued, absolute, contingent, unliquidated or otherwise).

4.15 Absence of Certain Developments. Since the date of its most recently-filed Form 10-Q (or equivalent disclosure), Software Effective Solutions has conducted its business only in the ordinary course consistent with past practice and there has not occurred: (i) any event that would reasonably be expected to prevent or materially delay the performance of Software Effective Solutions’s obligations pursuant to this Agreement, (ii) any material change by Software Effective Solutions in its accounting methods, principles or practices, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of capital stock of Software Effective Solutions or any redemption, purchase or other acquisition of any of Software Effective Solutions’ securities, or (iv) any issuance, grants or sale of any stock, options, warrants, notes, bonds or other securities, or entry into any agreement with respect thereto by Software Effective Solutions.

4.16 Employee Benefit Plans. No director, officer, or employee of Software Effective Solutions will become entitled to retirement, severance or similar benefits or to enhanced or accelerated benefits (including any acceleration of vesting or lapsing of restrictions with respect to equity-based awards) solely as a result of consummation of the transactions contemplated by this Agreement.

4.17 Employees. Software Effective Solutions has directors, Jose Gabriel Diaz, A X Tang, K Halvorson.

4.18 Intellectual Property.

(a) Software Effective Solutions does not own or license the right to use any (i) patents, (ii) copyrights, (iii) trademarks, (iv) know-how, or (v) software.

(b) To Software Effective Solutions’s Knowledge, Software Effective Solutions is not infringing upon the proprietary rights of any Person. There are no claims pending or, to Software Effective Solutions’s Knowledge, threatened alleging that Software Effective Solutions is currently infringing upon or using in an unauthorized manner or violating the proprietary rights of any Person.

4.19 Tax Free Reorganization. Neither Software Effective Solutions nor, to Software Effective Solutions’s Knowledge, any of its Affiliates has through the date of this Agreement taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

4.20 No Brokers or Finders. With the sole exception of Software Effective Solutions’, and the liability associated with such engagement, none of

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

5.1 Governmental Filings. Subject to the terms and conditions herein provided, each party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. Each party will use all reasonable efforts and will cooperate with the other party in the preparation and filing, as soon as practicable, of all filings, applications or other documents required under applicable laws, including, but not limited to, the Exchange Act, to consummate the transactions contemplated by this Agreement.

5.2 Confidentiality.

(a) Prior to the date hereof, Software Effective Solutions and Medcana have afforded to each other and their authorized representatives the opportunity to conduct and complete a due diligence investigation of the other party, including making available (together with the right to copy) to the other party and its officers, employees, attorneys, accountants and other representatives (hereinafter collectively referred to as “Representatives”), all books, papers, and records relating to the assets, stock, properties, operations, obligations and liabilities of such party and its subsidiaries (collectively referred to herein as “Evaluation Material”).

(b) Software Effective Solutions and Medcana each agree that it will not use, and Software Effective Solutions and Medcana each agree that it will direct its Representatives not to use the Evaluation Material for any purpose other than in connection with the Exchange and the transactions contemplated hereunder.

5.3 Tax Treatment. It is intended by the parties hereto that the Exchange shall constitute a reorganization within the meaning of Section 368(a) of the Code. Each of the parties hereto adopts this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation § 1.368-2(g) and 1.368-3(a). Both prior to and after the Closing, each party’s books and records shall be maintained, and all federal, state and local income tax returns and schedules thereto shall be filed in a manner consistent with the Merger being qualified as a merger under Section 368(a)(1)(A) of the Code (and comparable provisions of any applicable state or local laws); except to the extent the Exchange is determined in a final administrative or judicial decision not to qualify as a reorganization within the meaning of Code Section 368(a).

5.4 Existing Software Effective Solutions Website. On the Closing Date, Software Effective Solutions shall keep the website and online news and business operational.

ARTICLE VI

CONDITIONS

6.1 Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby are subject to the fulfillment or waiver at or prior to the Effective Date of the following conditions:

(a) No Prohibitive Change of Law. There shall have been no law, statute, rule or regulation, domestic or foreign, enacted or promulgated which would prohibit or make illegal the consummation of the transactions contemplated hereby.

(b) Board Approvals. This Agreement and the Exchange shall have been approved by the board of directors of each of Medcana and Software Effective Solutions.

(c) Stockholder Approvals. This Agreement and the Exchange shall have been approved by the Requisite Medcana Stockholder Vote and the Requisite Software Effective Solutions Stockholder Vote.

(d) No Liabilities. The liabilities of Software Effective Solutions as of the Closing Date shall be $0.

(e) Disbursement of Funds in Escrow or directed. Each of Medcana shall have provided to Jose Gabriel Diaz (attention Jose Diaz [[insert email address for Jose here]), a written direction authorizing Jose Gabriel Diaz to deliver to the Software Effective Solutions stockholders or their designees the sum of $10,000 previously paid to the Software Effective Solutions stockholders or their designees pursuant to the Escrow Agreement). The fair consideration shall be consummated with this transaction of $300,000 as a down payment of total ($10,000) and the new issuance of 45,000,000 (forty-five) common capital stock Software Effective Solutions, of which 45,000,000 (forty-five million) shares is assigned to the principal or designate of Medcana, Inc.

(f) Disbursement of Funds in Client Trust Account. Software Effective Solutions shall have provided to Medcana, a signed direction from (a) Medcana and (b) Jose Gabriel Diaz, requesting that Jose Gabriel Diaz send the funds ($290,000.00) held in its client trust account, via wire transfer to an account designated in such direction.

(g) Adverse Proceedings. There shall not be threatened, instituted or pending any action or proceeding before any court or governmental authority or agency challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, the consummation of the transactions contemplated hereby.

6.2 Additional Conditions to Obligation of Medcana. The obligation of Medcana and Medcana to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the fulfillment or waiver of the following conditions:

(a) Secretary’s Certificate. Software Effective Solutions shall have furnished to Medcana copies of the text of the resolutions by which the corporate actions (by the board of directors and the stockholders, as appropriate) on the part of Software Effective Solutions necessary to approve this Agreement, the Nevada Certificate of Merger (Exchange) , the Louisiana Articles of Merger (Exchange) , the election of the directors of Software Effective Solutions to serve following the Closing Date and the transactions contemplated hereby and thereby were taken, which shall be accompanied by certificates dated as of the Closing Date executed on behalf of Software Effective Solutions by its corporate secretary certifying to Medcana that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(b) Transfer Agent Introduction. Software Effective Solutions shall have provided to Medcana, an introduction to Software Effective Solutions’s transfer agent, to facilitate a transition of the relationship to Medcana management.

(c) EDGAR Filing Agent Introduction. Software Effective Solutions shall have provided to Medcana, an introduction to Software Effective Solutions’s EDGAR filing agent, to facilitate a transition of the relationship to Medcana management.

(d) Tender of Software Effective Solutions Share Certificates. The shareholders of Software Effective Solutions shall have tendered the share certificates evidencing their ownership of Software Effective Solutions Common Stock, executed for transfer, to Signature Stock Transfer located in Plano Texas, the Software Effective Solutions transfer agent.

(e) Debt Forgiveness Agreements. Software Effective Solutions shall have provided to Medcana, executed debt forgiveness agreements, in form and substance satisfactory to Medcana, to evidence the forgiveness or satisfaction of all indebtedness of Software Effective Solutions as of the Effective Date, including (but not limited to) Software Effective Solutions’s indebtedness to each of Jose Gabriel Diaz.

(f) Auditors Introduction. Software Effective Solutions shall have provided to Medcana, an introduction to Software Effective Solutions’s independent accounting firm, to facilitate a transition of the relationship to Medcana management.

(g) Records. Software Effective Solutions shall have provided to Medcana, all corporate records and tax filings.

(h) Exchange Certificates. Software Effective Solutions shall have executed and delivered to Medcana for filing, a copy of the Nevada Certificate of Merger (Exchange) and the Louisiana Articles of Merger (Exchange).

(i) Resignations. Each of the officers and directors of Software Effective Solutions immediately prior to the Effective Time shall deliver duly executed resignations, if needed or requests in an addendum from their positions with Software Effective Solutions effective immediately after the Effective Time.

6.3 Additional Conditions to Obligation of Software Effective Solutions. The obligation of Software Effective Solutions to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the fulfillment or waiver of the following conditions:

(a) Secretary’s Certificate. Medcana shall have furnished to Software Effective Solutions copies of the text of the resolutions by which the corporate actions (by the board of directors and the stockholders, as appropriate) on the part of Medcana necessary to approve this Agreement, the Nevada Certificate of Merger (Exchange), the Louisiana Articles of Merger (Exchange) , and the transactions contemplated hereby and thereby were taken, which shall be accompanied by certificates of the corporate secretary of Medcana dated as of the Closing Date certifying to Software Effective Solutions that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(b) Exchange Certificates. Medcana shall have executed and delivered for filing a copy of the Nevada Certificate of Merger (Exchange) and the Louisiana Articles of Merger (Exchange) .

ARTICLE VII

GENERAL PROVISIONS

7.1 Notices. All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by telecopier, by overnight delivery service for next business day delivery, or by registered or certified mail (return receipt requested), in each case with delivery charges prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by it by like notice):

If to Software Effective Solutions:	Attention: Jose Gabriel Diaz Software Effective Solutions Corp. [[insert the mailing address here]]

With copies to:	A X Tang Via Email: tangxu78@gmail.com
Kim S Halvorson: kimshalvorson@gamail.com

If to Medcana:	Medcana Inc. [[insert address here]] Attn: Jose Gabriel Diaz

All such notices and other communications shall be deemed to have been duly given as follows: (i) if delivered by hand, when received; (ii) if delivered by registered or certified mail (return receipt requested), when receipt acknowledged; or (iii) if telecopied, on the day of transmission or, if that day is not a business day, on the next business day; and the next business day delivery after being timely delivered to a recognized overnight delivery service.

7.2 No Survival. The representations and warranties and obligations contained in this Agreement will terminate at the Effective Time or on termination of this Agreement in accordance with Section 7.1, except that the obligations in this Agreement requiring performance or compliance after the Effective Time will survive the Effective Time indefinitely.

7.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

7.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions,

7.5 Amendment. This Agreement may not be amended or modified except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto.

7.6 Miscellaneous. This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement, and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; and (b) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by any party hereto without the prior written consent of the other parties hereto.

7.7 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

7.8 Governing Law. This Agreement, including, the construction and interpretation thereof and all claims, controversies and disputes arising under or relating thereto, shall be governed by the laws of the State of Louisiana without regard to principles of conflicts of law that would defer to the laws of another jurisdiction.

7.9 Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement must, to the extent such courts will accept such jurisdiction, be brought against any of the parties in the courts of the State of Louisiana, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Louisiana, and each of the parties consents to the jurisdiction of those courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any such action or proceeding may be served by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.1. Nothing in this Section 7.9, however, affects the right of any party to serve legal process in any other manner permitted by law.

7.10 Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement or to consummate the transactions contemplated hereby, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request, all at the sole cost and expense of the requesting Party.

[Remainder of Page Left Intentionally Blank - Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective officers.

SOFTWARE EFFECTIVE SOLUTIONS CORP.

By:	/s/ JOSE GABRIEL DIAZ
Name:	Jose Gabriel Diaz
Title:	Chief Executive Officer

MEDCANA INC.

By:	/s/ JOSE GABRIEL DIAZ
Name:	Jose Gabriel Diaz
Title:	Chairman and CEO

Executed for purposes of confirming his obligations under Section 2.1(d):

Signature page to Agreement and Plan of Exchange

EXHIBIT A:  Notary Signature Pages

EXHIBIT B

Share Issuances to MEDCANA. Inc.